Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Appointment of Michael P. Bailey to Board of Directors

Dartmouth, NS, July 20, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today announced the appointment of Michael P. Bailey to its Board of Directors. Mr. Bailey currently serves as President and Chief Executive Officer and a member of the Board of Directors at AVEO Oncology.

“We are very pleased to welcome Michael to IMV’s Board of Directors. He brings with him decades of leadership in designing corporate and commercial strategies that have produced several successful drug launches, particularly in oncology,” said Andy Sheldon, IMV’s Chairman of the Board. “As DPX-Survivac approaches late-stage clinical development, this appointment reflects our commitment to strengthening the expertise required to deliver DPX-based medicines to patients in need. We look forward to working together with Michael and benefiting from his insights.”

Mr. Bailey has more than 25 years of experience in the pharmaceutical industry, where he has been instrumental in the commercial planning and launch of several new medicines across multiple oncology indications. He joined AVEO Oncology as the company’s Chief Commercial Officer in 2010, and subsequently served as its Chief Business Officer prior to his appointment as Chief Executive Officer and member of their Board. Previously, Mr. Bailey held a variety of leadership roles in commercial operations, sales, business development, and strategic planning across numerous biotech and pharmaceutical companies, including ImClone Systems (now Eli Lilly), Genentech, Synta Pharmaceuticals, and Smithkline Beecham. He holds an M.B.A. in International Marketing from the Mendoza College of Business at University of Notre Dame and a B.S. in Psychology from St. Lawrence University.

“It is a privilege to join IMV’s Board at such an exciting time for the company,” said Michael Bailey. “DPX-based immunotherapies and vaccines represent a new powerful class of medicines, with potential to elicit a rapid, robust and sustained immune response. In particular, as we learn more about DPX-Survivac and its clinical utility across a range of tumor types, I am eager to support the management team in charting a path to reach the patients who will benefit most.”

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

Cautionary Language Regarding Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046 E: ddavan@imv-inc.com